                                                                    Exhibit 99.1

PRESS RELEASE                                                    [CELANESE LOGO]

                                                       Celanese AG
Your contacts:                                         Corporate Center
                                                       Building F 821
Dr. H.-B. Heier                                        D-65926 Frankfurt am Main
Tel. +49(0)69 305-7112
Fax +49(0)69 305-84160

Phillip Elliott
Tel. +49(0)69 305-33480
Fax +49(0)69 305-17082


-------------------------------------------------------------------------------


Third Quarter 1999

-        Intense competition restrains third-quarter results
-        Profit enhancement and restructuring programs proceeding rapidly
-        Additional special charges to burden full year

Dear Shareholder

    The third quarter of 1999 was marked by preparations for the demerger of the chemical activities of Hoechst to Celanese AG and the subsequent listings in Frankfurt and New York. By becoming an independent, listed company, we have the opportunity to enhance the value of our business and establish Celanese AG as one of the leaders in the chemical industry. Our new status gives us the necessary flexibility to refocus and to play an active role in the restructuring of the sector. To be in the top quartile of chemical companies in terms of value creation for shareholders is our main objective. Our strategic priorities are to:

-        generate value-added solutions for our customers
-        strengthen our global presence
-        enhance our leading technology positions
-        achieve cost efficiencies through rationalization
-        optimize our portfolio of  businesses

    Celanese AG's start as a public company is taking place at a time of intense global competition, excess capacity and considerable pressure on margins due to higher raw material prices. As 1999 is a year of transition during which we lay the groundwork for the future, our financial statements also show substantial restructuring charges. However, the business scenario is looking friendlier. North American growth remains robust, the European economy is picking up, and Asia seems to have overcome the recession.

    Despite these positive trends, we will continue to focus intensely on improving our profitability and restructuring where necessary. In addition, we will invest for growth in our most promising businesses. We believe that the keys to success in our industry are focus, flexibility, speed and creativity.


Overview of Third Quarter


Net Sales

in euro millions         1999         1998        Chg in %
----------------------------------------------------------
   1st half             2,178        2,485             -12
   3rd quarter          1,135        1,063               7
Nine months             3,313        3,548              -7

    After a weak first half, net sales in the third quarter rose 7 % to (euro)
1.14 billion, compared to the third quarter of 1998. In the segments, higher volumes (+4 %) and currency movements (+3 %) were primarily responsible for the better performance. In addition, cost-related selling price increases in Acetyl Products and Chemical Intermediates almost offset declines elsewhere. Overall, prices were 1 % lower.


EBITDA* (excluding special charges)


in euro millions       1999       1998        Chg in %
------------------------------------------------------
   1st half             127        252             -50
   3rd quarter           94        123             -24
Nine months             221        375             -41


*Earnings before interest, taxes, depreciation and amortization

    EBITDA is our key measure of financial performance as it closely reflects our cash-flow management style. We are excluding special charges from EBITDA for better comparability between periods.

    As compared with the third quarter of 1998, we recorded a 24 % decrease in EBITDA to (euro) 94 million, primarily due to a continued squeeze on margins resulting from over-capacity and increased raw material costs in a number of our businesses.


Operating Profit


in euro millions        1999         1998        Chg in %
---------------------------------------------------------
   1st half             (238)          80            n.m.
   3rd quarter           (34)          43            n.m.
Nine months             (272)         123            n.m.

    The overall operating loss of (euro) 34 million in the third quarter narrowed substantially from the first six months of the year. As previously reported, significant special charges at Ticona and Nutrinova depressed first-half earnings.


Earnings per Share from Continuing Operations


in euro                  1999            1998         Chg in %
--------------------------------------------------------------
   1st half                (4.54)          (0.38)         n.m.
   3rd quarter             (0.79)          (0.05)         n.m.
Nine months                (5.33)          (0.43)         n.m.


    The net loss from continuing operations amounted to (euro) 44 million, or
(euro) 0.79 per share in the third quarter of 1999. This compares with a loss of
(euro) 3 million, or (euro) 0.05 per share for the same period last year. Including discontinued operations, net income was (euro) 10 million, or (euro)
0.18 per share as compared to a profit of (euro) 3 million, or (euro) 0.05 per share a year earlier. The per-share calculations are based on the number of shares issued at the time of the demerger.

Profit and Loss


Combined Income Statements


                                                 Q 3            Q 3          Chg.         9 Mos.         9 Mos.
in euro millions                                 1999           1998         in %          1999           1998
---------------------------------------------------------------------------------------------------------------
Net sales                                       1,135          1,063            7         3,313          3,548
Cost of sales                                    (936)          (847)          11        (2,802)        (2,839)
Gross profit                                      199            216           -8           511            709
Selling, general & admin. exp                    (172)          (133)          29          (469)          (480)
Research & development exp                        (18)           (22)         -18           (55)           (77)
Special charges                                   (40)           (12)        >100          (245)           (27)
Foreign exchange losses                            (5)           (10)         -50           (19)           (18)
Gain on disposition of assets                       2              4          -50             5             16
Operating profit (loss)                           (34)            43         n.m.          (272)           123
Equity income                                      16              4         >100            31             16
Interest expense                                  (31)           (34)          -9           (90)          (100)
Interest & other income, net                        6             13          -54            48             46
Profit (loss) before taxes
from continuing operations                        (43)            26         n.m.          (283)            85

Income taxes                                        4            (26)        n.m.           (11)           (83)
Minority interests                                  5             (3)        n.m.             6            (26)
Extraordinary loss                                (10)             0         n.m.           (10)             0
Net income (loss)
from continuing operations                        (44)            (3)        n.m.          (298)           (24)
Net income from discontinued operations            54              6         >100            36             18
Net income (loss)                                  10              3         >100          (262)            (6)
Earnings per share
from continuing operations ((euro))*            (0.79)         (0.05)        n.m.         (5.33)         (0.43)

Earnings per share from continuing
and discontinued operations ((euro))*            0.18           0.05         >100         (4.69)         (0.11)

*Earnings per share are fully diluted and are calculated by dividing net income by the average number of shares outstanding.


Key figures

                                           Q 3           Q 3           Chg.         9 Mos.        9 Mos.
in euro millions                           1999          1998          in %          1999          1998
-------------------------------------------------------------------------------------------------------
Depreciation & Amortization                  88            68            29           248           225
Capital expenditures                         60            97           -38           185           250
Average shares outstanding (thou)        55,915        55,915             0        55,915        55,915


    In the third quarter of 1999, net sales amounted to (euro) 1.14 billion, up 7 % from the third quarter of 1998. Sales increases in the Acetyl Products, Chemical Intermediates and Ticona segments more than offset declines in sales of Acetate Products and Performance Products. In the nine-month period, sales decreased by 7 % to (euro) 3.31 billion.

    Despite the increase in third-quarter net sales, gross profit declined 8 % as a result of sharply higher raw material costs for several businesses. The 29 % increase in selling and administrative expenses was due primarily to costs associated with the demerger process and the realignment of our businesses. Special charges of (euro) 40 million in the third quarter relate largely to the planned shutdown of the Celanese Canada head office in Montreal and to restructuring measures at various plants.

    Equity income increased to (euro) 16 million from (euro) 4 million, mainly as a result of an improvement at the polypropylene manufacturer Targor. We have recently agreed to sell our interests in the 50 %-owned joint venture Targor to our partner BASF, and we have signed a letter of intent to sell our 46 % holding in the fluoropolymer producer Dyneon to our partner 3M. In the third quarter, profits at our 45 %-owned Polyplastics technical polymers joint venture in Japan were moderately below the comparable period of 1998 but higher than in each of the first two quarters because of an improving economy in the Asia-Pacific region.

    In the quarter, we had only a modest tax credit of (euro) 4 million on a pretax loss of (euro) 43 million, and in the first nine months, there was a tax charge of (euro) 11 million on a pretax loss of (euro) 283 million. Tax expenses have been affected by non-deductible goodwill amortization, limitations on foreign tax credit utilization, losses for which no benefits were recognized, increases in valuation reserves in Germany and new tax consolidation rules in Mexico.

    The extraordinary loss of (euro) 10 million in the third quarter represents a part of the costs associated with the early retirement of North American outstanding public debt necessitated by the demerger.

    In September, we sold our 52 % interest in the generic pharmaceuticals producer Copley Pharmaceuticals to Teva Pharmaceutical Industries, and agreed to sell our U.S. ethylene oxide/ethylene glycol plant to Old World Industries Inc. We are in talks with potential purchasers to divest the Millhaven polyester facility and the Celgard separation products business.

    As a result of these planned divestitures, we have reclassified Copley, Celgard, Millhaven and EO/EG as discontinued operations and have shown their results separately in these financial statements. Net income of discontinued operations totaled (euro) 54 million in the third quarter, primarily reflecting an after-tax gain on the sale of Copley.

    The income statement for the nine months shows special charges of (euro) 245 million versus (euro) 27 million in 1998. The most significant single items were the (euro) 128 million charge relating to the plumbing cases and (euro) 38 million additional accrual for the Nutrinova sorbates anti-trust case. Remaining charges relate to restructuring activities and demerger costs throughout the organization.


Combined Balance Sheets

                                               Sep 30       Dec 31
in euro millions                                1999         1998
------------------------------------------------------------------
Assets
Current Assets
Cash and equivalents                              49             0
Marketable securities                              1             1
Receivables, net                               1,342         1,129
Receivables from Hoechst                         873           819
Inventories                                      586           606
Deferred income taxes                            192           152
Other assets                                      42            60
Net assets of discontinued operations            192           245
Total current assets                           3,277         3,012
Investments                                      664           600
Property, plant & equip., net                  1,853         1,754
Deferred income taxes                            281           225
Other assets                                     636           667
Intangible assets, net                         1,455         1,210
Total assets                                   8,166         7,468


Liabilities and Combined Equity
Current liabilities
Short-term borrowings and current
portion of long-term debt                      1,051           430
Accounts payable & accrued liabilities         1,789         1,366
Liabilities to Hoechst                           100            83
Deferred income taxes                             14            16
Income taxes payable                             283           298
Total current liabilities                      3,237         2,193
Long-term debt                                   838         1,079
Deferred income taxes                             76            79
Other liabilities                              1,376         1,224
Minority interests                                26           157
Combined equity:
Combined equity                                2,542         2,851
Accumulated other comprehensive
income (loss)                                     71          (115)
Total combined equity                          2,613         2,736
Total liabilities and combined equity          8,166         7,468

    From January through September, the balance sheet total increased by 9 % primarily as a result of the stronger dollar.

    In order to optimize and grow our core chemical activities in North America, we acquired the minority interest in Celanese Canada in August which was the main factor behind the increase in net intangible assets. Investments in affiliates increased primarily because the stronger yen influenced the value of our holding in Polyplastics. Although capital spending was less than depreciation in the nine-month period, net property plant and equipment rose modestly, mainly as a result of currency movements.

    During the first nine months, total financial debt increased from (euro) 1,509 million to (euro) 1,889 million. After deducting cash and equivalents and adjusting for the special receivables demerged from Hoechst, net financial debt increased from (euro) 1,026 million to (euro) 1,232 million. The increase was primarily because of currency effects and the cost of the Celanese Canada minorities.

    Accounts payable and accrued liabilities rose, mainly reflecting increased insurance reserves in our captive insurance activity which led to a corresponding increase in receivables from reinsurance companies. Minority interests decreased substantially due to the acquisition of the outstanding minorities in Celanese Canada.

Combined Statements of Cash Flows

                                                          9 Mos.       9 Mos.
in euro millions                                           1999         1998
-----------------------------------------------------------------------------
Operating activities from continuing operations
Net income (loss)                                          (262)          (6)
(Gain) loss from operations of
discontinued operations                                      40          (18)
Special charges, net of amounts used                        175          (22)
Depreciation & amortization                                 248          225
Change in equity of affiliates                              (11)          (4)
Deferred income taxes                                      (160)          (3)
Gains on sales of assets, net                                (5)         (16)
Gains on sales of businesses, net                           (21)           0
Changes in operating assets & liabilities:
Receivables, net                                            (89)          32
Inventories                                                  60          (20)
Accounts payable, accrued liabilities &
other liabilities                                           199          (82)
Income taxes payable                                        (72)          40
Other, net                                                   40           32
Net cash provided by operating activities                   142          158

Investing activities from continuing operations
Capital expenditures on property,
plant & equipment                                          (185)        (250)
Capital expenditures on investments                        (303)          (3)
Proceeds from sales of assets                                27           29
Proceeds from sales of businesses                           105            0
Purchases of marketable securities, net                      (8)         (29)
Other, net                                                   (3)          (6)
Net cash used in investing activities                      (367)        (259)

Financing activities from continuing operations
Short-term borrowings from third
parties, net                                               (101)         323
Long-term borrowings from third
parties, net                                               (353)          46
Short-term borrowings from Hoechst, net                     675           49
Other net activity with Hoechst                              57         (282)
Other                                                        (5)         (32)
Net cash provided by financing activities                   273          104
Net cash provided by operations                              48            3
Exchange rate effects on cash                                 1           (1)
Net increase (decrease) in cash & equivalents                49            2

Cash & equivalents at beginning of year                       0           13
Cash & equivalents on September 30                           49           15

Net cash provided (used) by discontinued operations
Operating activities                                          4            5
Investing activities                                         (8)         (10)
Financing activities                                         (1)           3

    During the first three quarters, net cash provided by operating activities declined to (euro) 142 million from (euro) 158 million. Capital expenditure of
(euro) 185 million plus investments of (euro) 303 million were only partially offset by proceeds from divestitures of (euro) 105 million, resulting in net cash used in investing activities of (euro) 367 million. Cash was supplemented by increased short-term borrowing, mainly from Hoechst, to finance the acquisition of the Celanese Canada minority and the early debt retirement necessitated by the demerger. In the fourth quarter, much of this higher borrowing is to be replaced by third-party debt and the settlement of some Hoechst receivables.

Segment Performance


Portfolio

    Celanese AG processes chemical raw materials such as ethylene, propylene, natural gas and wood pulp into value added chemicals linked through an integrated value chain. Celanese is divided into five segments: Acetyl Products (acetic acid, vinyl acetate monomer and acetyl derivatives), Chemical Intermediates (acrylic acid, acrylates and oxo products), Acetate Products (textiles and filter products), Ticona (technical polymers) and Performance Products (Trespaphan oriented polypropylene films and Nutrinova food ingredients).


Acetyl Products

    The Acetyl Products segment consists of three businesses: methyls, acetyls and acetyl derivatives. Net sales of Acetyl Products rose 13 % to (euro) 392 million in the third quarter of the year from (euro) 346 million in the same period of the previous year. Although selling prices are still lagging behind volume developments, it has recently been possible to pass on higher raw material prices to customers to a limited degree. Before special charges, Acetyl Products recorded EBITDA of (euro) 27 million, a decrease of 54 % from a year earlier. Despite progress on the implementation of cost-cutting programs, profits fell sharply due to a difficult competitive environment.

    Methyls experienced a tight squeeze on margins as a result of a significant increase in the price of methane. Business is expected to remain difficult in the near future, as a number of new competing plants come on stream. Acetyls are also facing tight margins due to a rise in the price of the raw material ethylene. Compared with a year earlier, sales volumes of acetic acid and vinyl acetate monomer gathered pace in the third quarter, but prices remain low. Sales of acetyl derivatives increased mainly as a result of higher volumes.

    In the first nine months of the year, net sales of Acetyl Products decreased 5 % to (euro) 1,119 million as compared to (euro) 1,180 million a year earlier. EBITDA before special charges dropped 61 % to (euro) 65 million.


Segment Sales

                                 Q3             Q3            Chg.          9 Mos.        9 Mos.
in euro millions                1999           1998           in %           1999          1998
------------------------------------------------------------------------------------------------
Acetyl Products                  392            346             13          1,119          1,180
Chemical Intermediates           203            169             20            620            681
Acetate Products                 171            197            -13            527            633
Ticona                           191            179              7            575            573
Performance Products             100            105             -5            295            317
Segment total                  1,057            996              6          3,136          3,384
Other activities                  95             84             13            251            267
Intersegment
eliminations                     (17)           (17)             0            (74)          (103)

Total net sales                1,135          1,063              7          3,313          3,548

Factors Affecting Segment Net Sales
in the 3rd Quarter of 1999

                                                      Cur-     Consol-
in percent                    Volume    Price        rency     idation   Total
------------------------------------------------------------------------------
Acetyl Products                6            4          3         0        13
Chemical Intermediates        12            3          5         0        20
Acetate Products             -15           -3          5         0       -13
Ticona                         8           -2          1         0         7
Performance Products           6          -13          2         0        -5
Segment total                  4           -1          3         0         6

Chemical Intermediates

    The Chemical Intermediates business segment consists of acrylates, oxo products and specialties. In the third quarter, net sales for the segment increased by 20 % to (euro) 203 million from (euro) 169 million in the third quarter of 1998. Before special charges, EBITDA showed a loss of (euro) 1 million, as compared with a profit of (euro) 22 million a year earlier.

    In acrylates, the effect of higher volumes on earnings was more than offset by a squeeze on margins resulting from a significant increase in propylene raw material prices. Costs also rose in the quarter due to a maintenance turnaround at the main plant in Clear Lake, Texas. Oxo products showed a recovery in the third quarter, as an increase in prices was effected. Production problems at the Bay City plant, which influenced the first half of 1999, have been resolved, and output is picking up. However, the business is traditionally very volatile and continues to be plagued by significant industry over-capacity. During the course of 1999, specialties sales have exhibited the usual seasonal pattern of strength in the first and third quarters as a result of association with the agricultural markets.

    In the first nine months of the year, net sales of Chemical Intermediates decreased 9 % to (euro) 620 million from (euro) 681 million in first three quarters of last year. EBITDA before special charges fell 61 % to (euro) 29 million from (euro) 75 million.


Segment EBITDA* (excluding special charges)

                                Q3           Q3         Chg.        9 Mos.     9 Mos.
in euro millions               1999         1998        in %         1999       1998
-------------------------------------------------------------------------------------
Acetyl Products                 27           59          -54          65          168
Chemical Intermediates          (1)          22         n.m.          29           75
Acetate Products                24           27          -11          67          108
Ticona                          32           21           52          87           85
Performance Products            25           18           39          45           47
Segment total                  107          147          -27         293          483
Other activities               (13)         (24)        n.m.         (72)        (108)
Total EBITDA                    94          123          -24         221          375

* Earnings before interest, taxes, depreciation and amortization

Segment Operating Profit

                                Q3           Q3          Chg.      9 Mos.      9 Mos.
in euro millions               1999         1998         in %       1999        1998
-------------------------------------------------------------------------------------
Acetyl Products                  4           43          -91         (27)         110
Chemical Intermediates         (18)           6         n.m.         (22)          28
Acetate Products                 7           15          -53          18           66
Ticona                          10            8           25         (92)          43
Performance Products             5            8          -38         (33)          19
Segment total                    8           80          -90        (156)         266
Other activities               (42)         (37)        n.m.        (116)        (143)
Total Operating Profit         (34)          43         n.m.        (272)         123

Acetate Products

    Net sales in the Acetate Products segment for the third quarter decreased by 13 % to (euro) 171 million from (euro) 197 million in the third quarter of 1998 as a result of volume decreases (-15 %) and lower prices (-3 %) which were partially offset by favorable currency movements (5 %). Cellulose acetate filament continues to experience significantly lower volumes and weaker pricing as a result of declines in the demand for acetate filament driven by a shift in fashion away from filament-based fabrics, the Asian economic crisis and inter-fiber competition. In accordance with the usual seasonal pattern, shipments of acetate tow were restrained in the third quarter but are expected to increase in the fourth.

    Before special charges, EBITDA fell 11 % to (euro) 24 million from (euro) 27 million in the third quarter of 1998. The Acetate Products business line continues to experience the negative effects of industry over-capacity and is therefore intensifying efforts to maximize efficiency. The first-quarter announcement that 15,000 tonnes of acetate filament capacity would be permanently shut down in Rock Hill, South Carolina, and the recent announcement of the closure of the 15,000-tonne acetate filament site at Drummondville, Canada, are major elements in this strategy. The Drummondville restructuring will be reflected in fourth-quarter results.

    In the first nine months of the year, net sales of Acetate Products decreased 17 % to (euro) 527 million from (euro) 633 million. EBITDA before special charges declined 38 % to (euro) 67 million from (euro) 108 million.


Ticona

    Ticona provides value-added solutions for its customers by developing and supplying a broad portfolio of high performance technical polymers. In the third quarter, net sales climbed 7 % to (euro) 191 million. The favorable impacts of volume growth (+8 %) and exchange rates (+1 %) were partially eroded by lower prices (-2 %). The improvement in business was partly due to the continuing strength of the U.S. economy, especially in the automotive sector, and dry weather in the U.S. resulted in higher sales for irrigation products. In addition, the commercialization of new automotive applications, such as window frames and airbag systems, added to revenues. Last year's third quarter was impacted by the General Motors strike.

    In Europe, business improved in Germany and to a lesser extent in France and Italy. We successfully commercialized new applications in telecommunications and appliances. In the third quarter, prices stabilized in Europe due to recovering Asian economies and the resulting decrease in over-capacity.

    Sales of polyacetal, which account for about half of Ticona's sales, rose in the third quarter, after a slight decline in the first two quarters of the year. The European Celstran(R) long-strand fiber business benefited from new applications in the automotive industry, such as the production of a new dashboard system for a European auto manufacturer. Ticona also realized gains in the telecommunications market which is a key segment for Vectra(R) liquid crystal polymers.

    Before special charges, EBITDA in the third quarter rose to (euro) 32 million from (euro) 21 million. Earnings improved as a result of higher volumes in most product lines combined with benefits from cost control and profit improvement programs.

    In the first nine months of the year, net sales increased slightly to (euro) 575 million from (euro) 573 million in the first nine months of 1998. Ticona sustained an operating loss of (euro) 92 million in the first three quarters, after an operating profit of (euro) 43 million a year earlier. The loss was mainly due to a special charge of (euro) 128 million in the second quarter relating to the plumbing cases. Before special charges, EBITDA increased 2 % to
(euro) 87 million.


Performance Products

    The Performance Products business segment consists of the oriented polypropylene or OPP films business of Trespaphan and the food ingredients business conducted by Nutrinova.

    Net sales for the Performance Products segment declined 5 % to (euro) 100 million in the third quarter of 1999. At Nutrinova, a strong rise in sales volumes of both the high intensity sweetener Sunett(R) and sorbates was more than offset by lower prices due to the intensely competitive business environment. At Trespaphan, prices fell in most product lines because of over-capacity in the industry. The expansion of the plant in Mexico made it possible to achieve higher sales volumes in the Americas, but the resulting sales increase was partly offset by lower volumes in Europe where the market remains particularly weak.

    Excluding special charges, EBITDA for the whole segment advanced 39 % to
(euro) 25 million in the third quarter as compared to (euro) 18 million a year earlier. The improvement was mainly due to better performance at Nutrinova. Operating profit includes a special charge of (euro) 6 million linked to the closure of Trespaphan's plant in Swindon, UK, and further charges will be recognized in the fourth quarter. The closure of the site represents a step away from commodity OPP films towards a greater focus on specialty products.

    In the first nine months of the year, net sales for Performance Products slipped to (euro) 295 million from (euro) 317 million a year earlier. The segment sustained an operating loss of (euro) 33 million after a profit of
(euro) 19 million in the first nine months of 1998. The weakness of the operating result largely reflects a (euro) 38 million special charge at Nutrinova relating to U.S. antitrust actions in the sorbates industry. Hoechst has agreed to indemnify Celanese for 80 % of any costs relating to this matter.

    Celgard's financial results are reported under discontinued operations.


Other activities

    Other activities primarily include the inorganic chemical lines, other ancillary businesses and general corporate functions including charges relating to the demerger.


Outlook


    Although we reported an improvement in underlying results in the third quarter as compared with the first half, we remain quite cautious concerning the outlook for the full year.

    We have recently accelerated our broad-based restructuring activities. This process has involved a detailed review of the profitability of our businesses and facilities, as well as the analysis of the valuations of our assets. As a result, we will incur special charges in the fourth quarter in excess of the amount recorded in the first nine months. The successful implementation of our divestiture program is also expected to generate significant book gains and cash proceeds.

    The economic background in our most important geographic markets seems to be firming, and we believe that prospects for growth are improving as industrial activity picks up. We anticipate further increases in raw material costs but also selectively in selling prices. Over-capacity is expected to continue to be a problem in many of our businesses next year. While pressure on margins should remain, we expect this to ease slightly. The global consolidation of the chemical industry is expected to continue, and our strategy is to improve the efficiency of all of our businesses, while participating actively in this process.

Frankfurt am Main, November 1999
Celanese AG
The Board of Management


Footnotes

Results unaudited: The foregoing quarterly results, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Accordingly, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

Results adjusted for discontinued operations: The foregoing quarterly results have been adjusted for Copley, Celgard, Millhaven and EO/EG, which have been or are being discontinued. The results of these businesses are reflected in the income statement, balance sheet and statement of cash flows as discontinued operations.

Year 2000

    Celanese AG has continued the year 2000 risk prevention projects initiated by Hoechst. Operating responsibility for these projects lies with the individual businesses. They have substantially completed their inventories, risk assessments, remediation and testing of their operations. In addition, they have identified and evaluated the contingency planning of important customers and suppliers. In some cases, mostly in connection with embedded chips and highly specialized software, remediation and testing is continuing. The costs of the Y2K project are currently estimated to be in the order of (euro) 32 million, excluding the costs of plant shutdowns and the stockpiling of critical inventories. No projects material to the business or the financial results have been deferred or delayed as a result of the Y2K compliance programs. Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "will", "expect", and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors and by regulatory authorities, changes in the degree of patent and other legal protection afforded to Celanese's products, problems encountered in connection with the "Year 2000" issue, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the SEC), including its Form F-1 Registration Statement filed with the SEC on October 25, 1999. Celanese does not assume any obligation to update these forward-looking statements, which speak only as of their dates.


Next Announcement

Results for the 4th quarter of 1999 will be announced on March 23, 2000.